March 12, 2019

Riaan Davel
Chief Financial Officer
DRDGold Limited
1 Sixty Jan Smuts Building
2nd Floor - North Tower
160 Jan Smuts Avenue
Rosebank, 2196, South Africa

       Re: DRDGold Limited
           Form 20-F for the Fiscal Year Ended June 30, 2018
           Filed October 31, 2018
           File No. 001-35387

Dear Mr. Davel:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended June 30, 2018 filed October 31, 2018

4B. Business Overview
Ore Reserves, page 23

1. We note your disclosure of proven and probable reserves. Please forward to our engineer, as supplemental information and not as part of your filing, your technical report or the information that establishes the legal, technical, and economic feasibilty of the materials designated as mineral reserves, pursuant to paragraph (c) of Industry Guide 7. Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of the Exchange Act.

       We remind you that the company and its management are responsible for the accuracy
 Riaan Davel
DRDGold Limited
March 12, 2019
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Coleman at 202-551-3610 or John Reynolds at 202-551-3795 with any other questions.



                                                          Sincerely,
FirstName LastNameRiaan Davel
                                                          Division of
Corporation Finance
Comapany NameDRDGold Limited
                                                          Office of Beverages,
Apparel and
March 12, 2019 Page 2                                     Mining
FirstName LastName